UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

LAVA Therapeutics, N.V.

Results of Annual General Meeting of Shareholders

On June 14, 2023, LAVA Therapeutics, N.V. (the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2022.

The Company’s shareholders adopted the Dutch statutory annual accounts for the financial year ended December 31, 2022.

Agenda Item 5. Appointment of the external auditor for the financial year 2023 for purposes of Dutch law.

The Company’s shareholders appointed PricewaterhouseCoopers Accountants N.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2023.

Agenda Item 6. Release from liability for the Company’s directors with respect to the performance of their duties during the financial year ended December 31, 2022.

The Company’s shareholders released the Company’s directors from liability with respect to the performance of their duties during the financial year ended December 31, 2022.

Agenda Item 7. Appointment of Peter Kiener as non-executive director of the Company.

The Company’s shareholders appointed Peter Kiener as non-executive director of the Company.

Agenda Item 8. Appointment of Christy Oliger as non-executive director of the Company.

The Company’s shareholders appointed Christy Oliger as non-executive director of the Company.

Agenda Item 9. Appointment of Mary Wadlinger as non-executive director of the Company.

The Company’s shareholders appointed Mary Wadlinger as non-executive director of the Company.

Agenda Item 10. Extension of authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) in the Company’s capital.

The Company’s shareholders extended authorization of the Company’s board of directors to acquire shares (or depository receipts for such shares) for up to 10% of the Company’s issued share capital for a period of 18 months following the date of the Annual General Meeting of Shareholders.

Press Release

On June 14, 2023, the Company issued a press release providing updates on the Company’s clinical programs. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated June 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: June 15, 2023	By:	/s/ Fred Powell
Fred Powell
Chief Financial Officer